[LOGO]         THOMAS WHITE FUNDS

                       CAPTURING VALUE WORLDWIDESM

INVESTMENT INFORMATION

MARCH 1, 2007

THOMAS WHITE AMERICAN OPPORTUNITIES FUND

THOMAS WHITE INTERNATIONAL FUND

THOMAS WHITE FUNDS

CAPTURING VALUE WORLDWIDESM

                                                                                                                                                One Financial Place

                                                                                                                                                440 South LaSalle Street, Suite 3900

                                                                                                                                                Chicago, Illinois 60605-1028

Dear Friends,

The recent globalization of capital markets has stimulated healthy growth in developed countries and sharp improvements in many of the emerging market economies, including China, India, Eastern Europe and Brazil. Significantly, the unprecedented adoption of free market-oriented policies by governments worldwide, suggests the possibility of a secular expansion that would benefit all global citizens.

The professionals in our organization believe that the next thirty years hold more promise for growth than any previous generation has ever experienced. Without question, there will be continual advancements in technology, medicine and the global economy. It will be an exciting time to be alive and observe the vast changes that will enhance the lives, freedom and prosperity of so many people.

Our two Funds are designed to capture the potential of this future. They both employ Thomas White International's valuation-oriented investment philosophy. The International Fund has a globally diversified portfolio primarily stressing attractively valued equities outside the U.S. The American Opportunities Fund will primarily invest in a diversified portfolio of primary mid-cap U.S. equities.

Thomas White International, Ltd., the Funds' advisor (the "Advisor"), is a Chicago based asset management firm serving institutional and private clients. The research division is recognized worldwide for its expertise in valuing domestic and international companies.

As the Chief Investment Officer with over forty years of experience, I head the team of investment professionals that manage the Funds. Our investment approach takes full advantage of our analysts' efforts to discover undervalued stocks throughout the U.S. and in forty-nine foreign countries. The Funds are designed to attract and serve the prudent, long-term investor. Careful stock selection and diversification is used to seek lower portfolio volatility. We feel that stable equity portfolios are invaluable during difficult market environments. They give investors the courage to stay focused on their long-term objectives. Adherence to well-established goals has always been the key to an individual's investment success.

The Funds are no-load, which means that there are no sales charges of any kind or 12b-1 fees. Saving money and investing are challenging tasks. I invite you to join our growing family of shareholders, so that we can begin working together to successfully meet your personal goals.

Sincerely yours,

/s/ Thomas S. White, Jr.

THE THOMAS WHITE APPROACH

Thomas White International, Ltd. uses a valuation-driven strategy designed to provide its clients with superior long-term performance. We believe that our commitment to in-house research is the surest path to producing superior portfolio performance.

1 WE SEEK UNDERVALUED COMPANIES.

The firm's seasoned analysts publish individual monthly valuations for 3,600 companies in 49 countries. They use proprietary appraisal methods along with traditional analytical judgment to try to determine a corporation's fundamental worth. We seek to purchase undervalued stocks that are temporarily out of favor. When such companies regain their popularity, the stocks may rise and become fully priced. These stocks may then be replaced with new bargain-priced securities.

2 WE ARE CAPABLE OF FINDING ATTRACTIVE STOCKS IN EVERY MAJOR AMERICAN INDUSTRY.

Our analysts have a long history of searching for undervalued companies in each of the American industry groups. We benefit from this abundance of investment opportunities.

3 OUR ANALYSTS SEARCH FOR UNDERVALUED SECURITIES IN FORTY-NINE FOREIGN COUNTRIES.

With 50% of the world's equity market outside the U.S., it only makes common sense that one should search globally to benefit from all the opportunities. Each month our international research team sets values for 1,700 non-U.S. companies. Stock markets in many countries around the world are expanding as their governments encourage the private sector as a way to boost economic growth.

4 WE BELIEVE THAT DIVERSIFICATION PRODUCES SAFER PORTFOLIOS AND SMOOTHER PERFORMANCE.

Broad diversification among economic sectors and across countries reduces an investor's exposure to unexpected industry or regional problems. Diversification of this sort can smooth out equity performance and reduce volatility. This occurs because industries and countries are driven by slightly different forces and often move independently of one another.

As described in the Funds' prospectus, currency exchange rate volatility and political uncertainties are risks inherent in international investing. While portfolio management techniques can moderate these risks, they cannot be completely neutralized.

5 WE ARE EXPERIENCED PROFESSIONALS THAT FOCUS ON LONG-TERM INVESTMENT STRATEGIES.

We are committed to providing our clients with superior performance. We do not depend on forecasting short-term events, nor do we time the stock market. Our long-term success has come from owning undervalued stocks in broadly diversified portfolios that are designed to weather interim storms, not avoid them. In short, we believe the prudent investor has every right to be an optimist. Equity investing has rewarded the patient individual who has realistic long-term goals.

www.thomaswhitefunds.com

DESIGNING A LIFETIME

INVESTMENT PLAN

Equity investing has always rewarded the

prudent investor who has realistic long-term goals.

The Thomas White Funds have been designed by an experienced investment advisor to be valuable to private investors who have long-term savings and investment goals. They are best used by a person who recognizes the importance of designing a lifetime investment plan and, therefore, wants to save regularly and invest those savings in a disciplined fashion.

The charts on the following page show that by following a long-term plan, saving for retirement is within the reach of the average investor. One graph represents the lump-sum approach, and the other a regular savings plan. Thanks to the traditional IRA, as well as the Roth IRA, and other similar plans that encourage Americans to save, these savings methods need not be taxed until a withdrawal is made.

What rate of investment return should an investor expect to receive over the long-term? The chart below shows the average annual total returns of U.S. equities, five-year Treasury bonds and 90-day Treasury bills since 1950. Average annual total returns for foreign equities are also shown since 1970. History suggests that equities are the superior investment choice for a long-term investor. While equities have more years with negative returns, their long-term performance has been higher than both bonds and cash equivalents.

RETURN PERIODS	AMERICAN EQUITIES S&P 500	NON-US EQUITIES MSCI World Ex USA	FIVE-YEAR TREASURY BONDS	90-DAY TREASURY BILLS
1950-1959	19.4%	N/A	1.4%	2.1%
1960-1969	7.8%	N/A	3.3%	4.3%
1970-1979	5.9%	9.6%	6.9%	7.4%
1980-1989	17.5%	20.7%	11.7%	10.0%
1990-1999	18.2%	7.4%	6.2%	4.9%
2000-2006	1.1%	5.1%	4.3%	3.1%
1950-2006	12.0%	N/A	5.7%	5.4%

1970-2006	11.2%	11.0%	7.5%	6.6%

*Source: Thomas White International Ltd., and Standard & Poor's, and Morgan Stanley Capital International. This historical performance does not represent the performance of the Funds and does not predict future results.

www.thomaswhitefunds.com

DESIGNING A LIFETIME

INVESTMENT PLAN

[Graph omitted]
If a person at age 25 were to invest a lump sum of $20,000 and get an average annual total return of 11% compounded annually, he or she would have...
At Age 30,	At Age 35,	At Age 40,	At Age 45,	At Age 50,	At Age 55,	At Age 60,	At Age 65,
$33,701	$56,788	$95,692	$161,246	$271,709	$457,846	$771,497	$1,300,017

[Graph omitted]
If the person at age 25 were to invest $2,000 each year until age 65 and get an average annual total return of 11% compounded annually, he or she would have...
At Age 30,	At Age 35,	At Age 40,	At Age 45,	At Age 50,	At Age 55,	At Age 60,	At Age 65,
$13,826	$37,123	$76,380	$142,530	$253,998	$441,826	$758,329	$1,291,654

Note: Examples assume reinvestment of all dividends within a tax-free savings plan or that taxes are paid from another source. The examples do not represent the past performance of an investment in the Funds and do not predict the future performance of the Funds.

www.thomaswhitefunds.com

THE THOMAS WHITE AMERICAN OPPORTUNITIES FUND

SEEKS TO OBTAIN SUPERIOR LONG-TERM RETURNS

WHILE ATTEMPTING TO LIMIT INVESTMENT RISK.

The American Opportunities Fund is designed to benefit from its Advisor's efforts to discover attractive investment opportunities in each of the major business sectors within the United States. History shows that careful industry and company diversification can help lower portfolio volatility and reduce risk during difficult market environments.

THE RANK OF EACH MARKET SECTOR'S THREE-YEAR PERFORMANCE IS ORDERED FROM #1 (BEST) TO #6 (WORST).*
Three-Year Periods	S&P 500	Consumer Sector	Financial Sector	Healthcare Sector	Industrial Sector	Technology Sector	Utility Sector
1982-1984	17%	20% (#2)	17% (#4)	13% (#5)	13% (#6)	23% (#1)	19% (#3)
1985-1987	18%	24% (#2)	11% (#5)	25% (#1)	19% (#3)	9% (#6)	17% (#4)
1988-1990	14%	20% (#2)	9% (#5)	24% (#1)	11% (#4)	-1% (#6)	18% (#3)
1991-1993	16%	16% (#3)	27% (#1)	7% (#6)	16% (#2)	14% (#5)	15% (#4)
1994-1996	20%	16% (#5)	26% (#3)	28% (#2)	18% (#4)	35% (#1)	8% (#6)
1997-1999	28%	21% (#4)	20% (#5)	23% (#3)	17% (#6)	59% (#1)	26% (#2)
2000-2002	-15%	-7% (#4)	1% (#1)	-1% (#2)	-7% (#3)	-33% (#6)	-27% (#5)
2003-2005	14%	11% (#5)	16% (#3)	10% (#6)	22% (#1)	16% (#2)	14% (#4)
2006	16%	17% (#4)	19% (#2)	6% (#6)	18% (#3)	10% (#5)	27% (#1)
1982-2006	13%	14%	15%	15%	13%	12%	11%

A diversified portfolio that includes all business sectors will tend to have smoother annual returns than any single sector. History shows that the accurate market timing of business sector returns is unlikely, and that no single sector has held a monopoly on stability or performance.

*Source: Thomas White International Ltd., and Standard & Poor's. This historical performance does not represent the performance of the Funds and does not predict future results. The information shown is average annual total return.

The American Opportunities Fund will normally use broad diversification across business sectors in seeking to obtain superior performance and below average return volatility in relation to comparable funds.

www.thomaswhitefunds.com

THE WORLD HAS CHANGED.

AN INVESTMENT STRATEGY USING BOTH

AMERICAN AND INTERNATIONAL FUNDS

OFFERS THE POTENTIAL FOR IMPROVED

PERFORMANCE AND SMOOTHER RETURNS.

DISTRIBUTION OF THE MARKET VALUE OF THE WORLD'S SECURITIES MARKETS

	Dec 1960	Dec 1970	Dec 1980	Dec 1990	Dec 2000	Dec 2006
Developed Markets
North America	75%	70%	60%	45%	53%	42%
Europe	22%	22%	23%	25%	28%	28%
Pacific	3%	8%	16%	27%	15%	15%
Emerging Markets	0.1%	0.2%	0.8%	3%	4%	15%
	100%	100%	100%	100%	100%	100%
Global Market Value ($trillions)	$0.5	$2.0	$4.1	$8.2	$25.4	$39.4

There has been dramatic growth in the relative size of developed and emerging markets outside the United States since 1960. This means investors can now choose to employ wider diversification in structuring their equity holdings.

History shows that broad global diversification has in the past lowered the volatility associated with single country portfolios. The Thomas White Funds offer the American Opportunities Fund and the International Fund to enable individual investors to seek the potential advantages of a global investment strategy.

*Source: Thomas White International Ltd.

www.thomaswhitefunds.com

THE WORLD HAS A MORE STABLE

PERFORMANCE PATTERN THAN

ANY OF ITS COMPONENT REGIONS.

MSCI INDICES	These Index Returns are in U.S. Dollars. Regional Performance Success is Ordered from #1 (Best) to #4 (Worst)
RETURN PERIODS	WORLD	EUROPE	USA	JAPAN	PACIFIC EX-JAPAN
1970-1974	-1.3%	-0.9%(#2)	-3.4%(#3)	16.0%(#1)	-6.2%(#4)
1975-1979	16.0%	18.9%(#2)	13.3%(#4)	18.8%(#3)	27.5%(#1)
1980-1984	12.4%	6.1%(#3)	14.5%(#2)	17.0%(#1)	4.1%(#4)
1985-1989	28.0%	32.3%(#2)	19.8%(#4)	41.4%(#1)	22.4%(#3)
1990-1994	4.2%	7.0%(#3)	9.2%(#2)	-3.4%(#4)	15.3%(#1)
1995-1999	20.2%	22.5%(#2)	29.7%(#1)	2.1%(#4)	5.0%(#3)
2000-2004	-2.0%	0.4%(#2)	-3.2%(#3)	-6.3%(#4)	6.6%(#1)
2005-2006	15.2%	21.5%(#2)	10.4%(#4)	15.6%(#3)	23.7%(#1)
1970-2006	10.8%	12.3%	10.8%	11.5%	10.8%

*Source: Thomas White International Ltd., and Morgan Stanley Capital International (MSCI). This historical performance does not represent the performance of the Funds and does not predict future results. The information shown is average annual total return.

History shows that regional returns are random in their timing, with no area holding a monopoly on performance. Note that the world and its regions have similar long-term records.

Observe that the world index has a more stable return pattern than any of its components. This is because regional bull and bear markets tend to offset one another.

The Advisor believes that individuals who diversify

globally by owning the American Opportunities Fund and the International Fund will benefit from the potential for smoother performance offered by a well diversified portfolio.

Less volatile equity performance encourages investors to stay the course in falling market environments. This promotes success in reaching long-term investment goals.

www.thomaswhitefunds.com

THOMAS S. WHITE, JR.

The Funds' Portfolio Manager

Thomas White has been the Funds' President and Portfolio Manager from their respective beginnings. He has been an active professional investor and security analyst since joining Goldman Sachs in 1966. His interests have always been global. As a boy he grew up around the world, living in Naples, Italy, Manila, Philippines and ten other cities before graduating from Duke University in 1965. Over his forty years as an investment manager, he has been with Lehman Brothers, Blyth Eastman Dillon and, for fourteen years, with Morgan Stanley. At Morgan Stanley, he was a Managing Director and the Chief Investment Officer for the firm's valuation-oriented equity investing.

Together with a team of seasoned domestic and international analysts,

[PICTURE OMITTED]

Mr. White directs the management of investments in Europe, North America, Latin America, Japan and the Far East. The firm's research division produces monthly publications that provide investment advice on the valuation of over 3,600 common stocks in forty-nine countries. These publications are utilized by major institutional asset management organizations worldwide.

www.thomaswhitefunds.com

OUR ATTITUDE
TOWARD FUND SHAREHOLDERS

1.	The goal of the Thomas White Funds is to attract and serve the prudent, long-term investor.

2.

The Funds are designed to reflect our belief that shareholders should, in addition to receiving competitive returns, also benefit from lower volatility. A more stable portfolio encourages investors to stay the course in falling market environments. This promotes success in reaching long-term investment goals.

3.

We communicate with our shareholders as if we were in partnership with them. Topics include setting goals and developing investment perspective. We encourage shareholders to be highly knowledgeable, well-informed and to work toward accepting us as a trusted advisor.

4.

Our pro-shareholder attitude is clearly reflected in the Funds' expense structure. The Funds are no-load, which means no sales charges or 12b-1 fees. The Funds' portfolio turnover rates are expected to be lower than the average for comparable mutual funds. This means that we try to minimize both trading costs and shareholder taxes.

5.

We believe that shareholders' interests come before our own. Our professionals have adopted a strong ethics policy to demonstrate their dedication to this belief. This policy prohibits all firm employees from buying common stocks for themselves.

6.	Providing quality service in the administration of your shareholder account is a source of pride for us. Simply call our toll-free number: 1-800-811-0535.

INVESTMENT ADVISER AND ADMINISTRATOR

Thomas White International, Ltd.

440 S. LaSalle Street, Suite 3900 - Chicago, IL 60605

1-800-811-0535

CUSTODIANS

The Northern Trust Company - Chicago, IL

U.S. Bank, N.A. - Milwaukee, WI

LEGAL COUNSEL

Dechert LLP - Washington, DC

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP - Chicago, IL

TRANSFER AGENCY

U.S. Bancorp Fund Services, LLC - Milwaukee, WI

[LOGO]     THOMAS WHITE FUNDS

                   CAPTURING VALUE WORLDWIDESM